

March 20, 2014

<u>Via E-mail</u>
Nikolay Titov
President, Treasurer and Director
Adaiah Distrbution Inc.
190 Krymskaya Street
Anapa, Russian Federation 353440

> **Re:** **Adaiah Distribution Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 6, 2014**
> **File No. 333-192895**

Dear Mr. Titov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

<u>Prospectus Cover Page</u>

2. We note your revised disclosure that you have "meaningfully commenced business operations based upon the amount of revenue [you] have been able to generate." We also note your disclosure on page 6 that you "have had very limited operating activities." Please reconcile these statements or revise your disclosure accordingly.

3. We note that you do not have sufficient capital for operations *at the level [y]ou wish to achieve*. (emphasis added) Please delete the highlighted language or explain to us why it is appropriate, given that your auditor has issued a going concern opinion.

4.  We note your response to comment 6 in our letter dated January 14, 2014 and the related revisions to your disclosure.  However, we note your disclosure on page 6 still states that one of the circumstances in which the offering will terminate is "when [your] sole director, Mr. Titov decides to terminate the offering."  Please revise or advise.

Summary Financial Information, page 7

5.  We note that the total liabilities ($19,048) listed in this section does not agree to the total liabilities of $18,559 reflected on the balance sheet as of October 31, 2013, on page 37.  Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 16

6.  We note your statement that you have "generated $21,800 in revenue to date."  We also note your statement on page 19 that "[s]ubsequent to the October 31, 2013 audit we have generated $18,200 from three sales."  Please revise your disclosure such that your revenue to date calculations include all sales.

Plan of Operation, page 16

7.  Please revise this section for consistency with your disclosure in the Use of Proceeds section on page 14.  For example, we note that in this section you state that "[w]hen we receive funding the U.S. office will be expanded with basic office equipment, which should not exceed $5,000 in expenses, if we receive full funding."  However, you indicate on page 14 that Office Lease & Expansion costs could be $9,800.  Please revise.

8.  We note your disclosure on page 26 regarding your recent purchase of the property at 10 Oktyabrskaya St., Manchazh Settlement, Artinsky District, Sverdlovsk Oblast, Russia and the building's contents.  Please update this section and the Business section, as applicable, to reflect any planned operations at this facility.  In doing so, please clarify whether you plan to develop and manufacture any products at this facility.  If so, please revise to clarify throughout the prospectus that you plan to also supply some of your own products.

Results of Operations, page 19

9.  Please also discuss in this section the costs associated with your operations, including your cost of goods sold and commissions paid to sales persons.

10. We note your response to comment 13 in our letter dated January 14, 2014, and your revised disclosure on page 19.  You state that you generated sales in two transactions involving the sale of pillows, both occurring on October 31, 2013, and that they were made by your independent sales representatives who contacted distributors and stores directly and the purchases were made from suppliers.  We also note from your revenue recognition policy disclosure on page 41, that you recognize revenue when all goods and

services have been performed and delivered.  Please explain the transactions and their timelines in further detail, how the revenue recognized complies with U.S. GAAP, and in your response specifically tell us:

- the dates the sales were initiated, the product shipped, and the product delivered;

- the terms of the sales (FOB shipping point, FOB delivery point, etc.); and

- the point at which you considered the services performed or product delivered and thereby recognized revenue, and corresponding specific date.

In your response, please ensure to specifically consider the elements of SAB Topic 13A.

Liquidity and Capital Resources, page 19

11. We note your answer to comment 22 in our letter dated January 14, 2014.  Please provide further details regarding managements' belief that "the volatility in the market is based on various factors including the number of suppliers and distributors, the number of companies selling in this market, price fluctuations, shipping costs[ . . .]," including but not limited to the basis for this belief.

Description of Business, page 22

Our Product, page 22

12. We note your response to comment 24 in our letter dated January 14, 2014 and the revisions to your disclosure.  Specifically, we note that the disclosure you cite from Wikipedia is an excerpt from the Form 10-K filed with the Commission by Tempur Sealy International Inc. on March 8, 2005.  Please tell us whether you have permission to cite this disclosure verbatim or revise your disclosure to remove this disclosure.

Revenue, page 26

13. We note your response to comment 26 in our letter dated January 14, 2014.  Please provide additional detail regarding how you arrived at the calculation that "[y]our revenue will be 20-30% mark up."

14. Please file an English translation of the contract for the purchase of the building at 10 Oktyabrskaya St., Manchazh Settlement, Artinsky District, Sverdlovsk Oblast, Russia, as an exhibit to your registration statement.  Please refer to Rule 403(c) under the Securities Act of 1933, as amended.

Employees, page 26

15. Please quantify the number of sales representatives that you have currently and provide further detail regarding the amount of commissions paid to such representatives and the way that such commissions are calculated.  Please also file a copy of the sales representative agreement as an exhibit to your registration statement.

Report of Independent Registered Public Accountant, page 36

16. We note your response to comment 30 in our letter dated January 14, 2014, and the revision made to your auditor's report.  Please request your auditor to explain to us how its report complies with AU 341.12 of the PCAOB Standards, which requires the use of the wording "substantial doubt."  Please refer your auditor to the example explanatory paragraph relating to going concern provided at AU 341.13.

Statements of Operations, page 38

17. We note your response to comment 32 in our letter dated January 14, 2014, the income tax provision recorded, and the modification made to "profit (loss) accumulated during the development stage."  We have the following comments:

    - It does not appear you have recorded an offsetting credit in your balance sheet for the recognition of income tax expense, which is inconsistent with the $489 increase in deferred tax liabilities presented in your statement of cash flows on page 40.  As such, the two line items within stockholders' equity on page 37 no longer sum to the total presented thereunder, and accordingly the balance sheet does not balance.  Please revise.

    - No modification was made to your statement of shareholders' equity based on your revised net income.  Please revise.

Statements of Cash Flows, page 40

18. We note your response to comment 33 in our letter dated January 14, 2014 and are reissuing our comment.  Please revise to include a line item for net cash provided by operating activities.

Notes to the Financial Statements, page 41

19. We note your response to comment 36 in our letter dated January 14, 2014.  Please provide a substantially more robust disclosure of your revenue recognition policy that fits the facts and circumstances of your business.  Please include in your disclosure each of the element of SAB Topic 13A, as well as a discussion of any estimate that is made for potential sales returns based on the terms offered to customers by you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jarrett Torno, Staff Accountant, at (202) 551-3703, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have any questions regarding comments on the financial statements and related matters.  Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl

Mara L. Ransom
Assistant Director

cc: Michael A. Littman, Esq.